Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Financial Statements

For the Nine Month Periods Ended May 31, 2021 and May 31, 2020 (Unaudited)

Vision Marine Technologies Inc.
Condensed Interim Financial Statements
For the Nine Month Periods Ended May 31, 2021 and May 31, 2020

Table of Contents

Condensed Interim Statements of Financial Position	3

Condensed Interim Statements of Changes in Equity (Deficiency)	4

Condensed Interim Statements of Comprehensive Loss	5

Condensed Interim Statements of Cash Flows	6

Notes to Condensed Interim Financial Statements	7 - 23

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

		As at May 31, 2021	As at August 31, 2020
	Note	$	$
Assets
Current assets
Cash		23,886,416	1,296,756
Cash held in trust		150,000	65
Trade and other receivables	4	425,735	79,027
Inventories	5	1,383,866	491,527
Prepaid expenses		1,498,128	170,979
Grants and investment tax credits receivable		168,882	402,239
Share subscription receivable	14, 15	39,200	-
Total current assets		27,552,227	2,440,593
Debentures	6	3,400,000	-
Right-of-use assets	7	1,221,027	652,967
Property and equipment	8	625,063	538,065
Intangible assets	9	1,090,158	-
Total non-current assets		6,336,248	1,191,032
Total assets		33,888,475	3,631,625

Liabilities
Current liabilities
Bank indebtedness	10	-	170,000
Trade and other payables	11, 14	634,697	639,837
Contract liabilities	12	288,628	20,443
Advances from related parties	14	-	898,489
Current portion of lease liabilities	13	216,738	120,815
Current portion of long-term debt		-	57,249
Total current liabilities		1,140,063	1,906,833
Lease liabilities	13	1,035,580	552,173
Long-term debt		-	354,488
Deferred income taxes		403,652	26,216
Total non-current liabilities		1,439,232	932,877
Total liabilities		2,579,295	2,839,710

Shareholders’ equity
Capital stock	15	39,360,750	2,497,813
Contributed surplus	16	5,958,905	739,961
Deficit		(14,010,475)	(2,445,859)
Total shareholders’ equity		31,309,180	791,915
Total liabilities and shareholders’ equity		33,888,475	3,631,625

See accompanying notes

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

		Capital stock		Capital stock to be issued	Contributed surplus	Deficit	Total
	Note	Units	$	$	$	$	$
Shareholders’ deficiency as at August 31, 2019		3,275,555	525	37,500	-	(170,327)	(132,302)
Net and comprehensive loss		-	-	-	-	(534,706)	(534,706)
Share issuance, net of transaction costs of $91,800	15	699,731	659,108	42,000	-	-	701,108
Share-based payments	16				105,142	-	105,142
Shareholders’ equity as at May 31, 2020		3,975,286	659,633	79,500	105,142	(705,033)	139,242

Shareholders’ equity as at August 31, 2020		4,585,001	2,497,813	-	739,961	(2,445,859)	791,915
Net and comprehensive loss		-	-	-	-	(11,564,616)	(11,564,616)
Share issuances	15	595,687	2,231,999	-	-	-	2,231,999
Initial Public Offering, net of transaction costs of $3,328,687	15	2,760,000	33,158,513	-	-	-	33,158,513
Conversion of related party loans	14, 15	69,650	898,489	-	-	-	898,489
Shares issued as consideration for the acquisition of intangible assets	9, 15	30,000	573,936	-	-	-	573,936
Share-based payments	16	-	-	-	5,218,944	-	5,218,944
Shareholders’ equity as at May 31, 2021		8,040,338	39,360,750	-	5,958,905	(14,010,475)	31,309,180

See accompanying notes

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

		Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020
	Note	$ (except share information)	$ (except share information)	$ (except share information)	$ (except share information)
Revenues	14, 17	770,770	853,602	1,234,492	1,289,795
Cost of sales	5, 14	604,797	374,606	984,233	560,854
Gross profit		165,973	478,996	250,259	728,941
Expenses
Research and development		311,626	13,314	378,626	29,699
Office salaries and benefits		544,107	74,879	928,980	242,482
Rent		10,298	238	10,298	39,500
Share-based payments	16	1,817,414	105,142	5,218,944	105,142
Professional fees		672,114	181,117	1,417,372	362,012
Travel and entertainment		52,083	-	110,188	37,945
Advertising and promotion		414,568	42,732	544,481	198,331
Office and general		242,468	22,812	770,446	82,414
Interest and bank charges		6,571	18,285	23,299	28,899
Interest on long-term debt and finance lease		10,712	23,150	49,323	52,894
Foreign exchange loss (gain)		844,800	18,019	1,897,435	(17,241)
Other income		(36,792)	-	(50,585)	-
Other expense		74,293	-	74,293	-
Depreciation	7, 8, 9	36,147	36,217	64,316	101,570
		5,000,409	535,905	11,437,416	1,263,647
Loss before income taxes		(4,834,436)	(56,909)	(11,187,157)	(534,706)
Income taxes
Current		-	-	-	-
Deferred		(26,375)	-	377,459	-
		(26,375)	-	377,459	-
Net and comprehensive loss		(4,808,061)	(56,909)	(11,564,616)	(534,706)

Weighted average number of shares outstanding		8,040,337	3,956,054	7,107,665	3,823,012
Basic and diluted loss per share		(0.60)	(0.01)	(1.63)	(0.14)

See accompanying notes

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

		Nine months ended May 31, 2021	Nine months ended May 31, 2020
	Note	$	$
Operating activities
Net and comprehensive loss		(11,564,616)	(534,706)
Depreciation	7, 8, 9	225,241	127,184
Share-based payments	16	5,218,944	105,142
Shares issued for services	15	109,069	26,533
Accretion on long-term debt and on lease liabilities		35,899	37,681
Deferred income taxes		377,459	-
		(5,598,004)	(238,166)
Net change in non-cash working capital items
Trade and other receivables		(346,708)	(58,876)
Inventories		(892,339)	(251,669)
Grants and investment tax credits receivable		233,357	163,904
Prepaid expenses		(1,540,168)	(171,012)
Trade and other payables		(5,140)	182,121
Contract liabilities		268,185	65,006
		(2,282,813)	(70,526)
Cash used by operating activities		(7,880,817)	(308,692)
Investing activities
Advances to related parties		-	40,310
Debentures subscribed	6	(3,400,000)	-
Additions to property and equipment	8	(169,503)	(41,213)
Additions to intangible assets	9	(543,987)	-
Cash used in investing activities		(4,113,490)	(903)
Financing activities
Change in bank indebtedness		(170,000)	(103,813)
Increase in long-term debt		-	280,000
Repayment of long-term debt		(416,545)	(16,165)
Repayment of lease liability		(134,792)	(115,683)
Issuance of shares	15	2,025,000	674,575
Initial public offering		33,430,239	-
Advances from related parties		-	(151,575)
Cash provided by investing activities		34,733,902	567,339
Increase in cash		22,739,595	257,744
Cash – beginning of period		1,296,821	37,500
Cash – end of period		24,036,416	295,244
Cash
Cash		23,886,416	291,921
Cash held in trust		150,000	3,323
Additional cash flows information	21

See accompanying notes

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

1.	Incorporation and nature of business

Vision Marine Technologies Inc. (the “Company”) was incorporated on August 29, 2012 and its principal business is to manufacture and sell electric boats. On November 27, 2020, the Company completed its initial public offering of an aggregate of 2,760,000 Voting Common Shares of the Company at a price of U.S.$10.00 ($13.22) per share for gross proceeds of U.S.$27,600,000 ($36,487,200) (note 15). The Voting Common Shares of the Corporation are listed under the trading symbol “VMAR” on the Nasdaq.

The head office and registered office of the Company is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

2.	Basis of preparation

Compliance with IFRS

These condensed interim financial statements are for the nine months period ended May 31, 2021 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the financial statements for the year ended August 31, 2020.

The condensed interim financial statements were authorized for issued by the Board of Directors on July 14, 2021.

Basis of measurement

These condensed interim financial statements are stated in Canadian dollars, which is also the Company’s functional currency, and were prepared on the historical cost basis.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Except for the new estimate related to the useful life of intangible assets, areas where judgments, estimates and assumptions are considered significant to the condensed interim financial statements remain unchanged to the 2020 annual financial statements.

3.	Significant accounting policies

The Company has applied the same accounting policies and methods of computation in its condensed interim financial statements as in its 2020 annual financial statements except for new accounting policies being applied for intangible assets.

Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company:

-	Identifies the contract with the customer;

-	Identifies the performance obligations in the contract;

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

3.	Significant accounting policies (cont’d)

Revenue recognition (cont’d)

-	Determines the transaction price which takes into account estimates of variable consideration and the time value of money;

-	Allocates the transaction price to separate performance obligations on the basis of relative standalone selling price of each distinct good or service to be delivered; and

-	Recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

The Company enters into contracts with customers, as well as distributor agreements with specific distributors for the sale of boats.

Sale of boats

Revenue from the sale of boats, including incidental shipping fees, is recognized at the point in time when the customer obtains control of the goods, which is generally at the shipping point. In the context of its distributor agreements, control is passed at the shipping point to the distributor as the Company has no further performance obligations at that point. The amount of consideration the Company receives, and the revenue recognized, varies with volume rebate programs offered to distributors. When the Company offers retrospective volume rebates, it estimates the expected volume rebates based on an analysis of historical experience, to the extent that it is highly probable that a significant reversal will not occur. The Company adjusts its estimate of revenue related to volume rebates at the earlier of when the most likely amount of consideration expected to be received changes or when the consideration becomes fixed.

The Company recognizes customer deposits on the sale of boats as contract liabilities.

Sales of parts and boat maintenance

Revenue from the sale of parts and related maintenance services are recognized at the point in time when the customer obtains control of the parts and when services are completed.

Other

Other revenue is recognized when it is received or when the right to receive payment is established.

Intangible assets

Expenditure on research activities is recognized in net earnings as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in net earnings as incurred. When awarded with government grants and income tax credits, the Company recognizes the income either in net earnings, netted with the related expenses, or as a reduction of the cost, when related with capitalized development expenditure. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets, including intellectual property and software, that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Amortization is calculated over the cost of the asset less its residual value. Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are as follows:

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

3.	Significant accounting policies (cont’d)

Intangible assets (cont’d)

– Intellectual property: 10 years

– Software: 7 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Leases

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, and variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Interest accretion is recorded as interest expense in finance costs. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

3.	Significant accounting policies (cont’d)

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Financial instruments

Classification and measurement of financial instruments

The Company measures its financial assets and financial liabilities at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification which in the case of financial assets, is determined by the context of the Company’s business model and the contractual cash flow characteristics of the financial asset. Financial assets are classified into two categories: (1) measured at amortized cost and (2) fair value through profit and loss (“FVTPL”). Financial liabilities are subsequently measured at amortized cost at the effective interest rate, other than financial liabilities that are measured at FVTPL or designated as FVTPL where any change in fair value resulting from an entity’s own credit risk is recorded as other comprehensive income (“OCI”).

Amortized cost

The Company classifies trade and other receivables, trade and other payables, long-term debt and advances to/from related parties as financial instruments measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows.

Fair value through profit and loss

The Company classifies debentures as financial instruments measured at fair value through profit and loss since the contractual cash flows received from the financial asset are not solely payments of principal and interest.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost. The measurement of the loss allowance depends upon the Company’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Where there has not been a significant increase in exposure to credit risk, a 12-month expected credit loss allowance is estimated. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. Impairment provisions for current and non-current trade receivables are recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit losses.

Equity instruments

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issuance costs.

The Company’s shares are classified as equity instruments.

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

3.	Significant accounting policies (cont’d)

Share-based payments

The Company has a share option plan for key employees, consultants, advisors, officers and directors from which options to purchase common stock of the Company are issued. Share-based payments costs are accounted for on a fair value basis, as measured at the grant date, using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee. In situations where options have been issued to non-employees and some or all of the services received by the Company cannot be specifically identified, the options are measured at the fair value of the options issued.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Any adjustment to cumulative share-based payments resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

4.	Trade and other receivables

	As at May 31, 2021	As at August 31, 2020
	$	$
Trade receivable	141,998	-
Sales taxes receivable	265,187	72,249
Other receivable	18,550	6,778
	425,735	79,027

The Company applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables. To measure expected credit losses on a collective basis, trade receivables are grouped based on similar credit risk and aging. The expected loss rates are based on the Company’s historical credit losses experienced over the three-year period prior to the period end. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the Company’s customers.

The lifetime expected loss provision for trade receivables are $Nil (2020 - $Nil).

As at May 31, 2021, trade receivables of $Nil (2020 – $Nil) were past due but not impaired. The aging analysis of these receivables is as follows:

	As at May 31, 2021	As at August 31, 2020
	$	$
0 - 30	95,281	-
31 - 60	-	-
61 - 90	46,717	-
	141,998	-

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

5.	Inventories

	As at May 31, 2021	As at August 31, 2020
	$	$
Raw materials	482,717	422,784
Work-in-process	551,027	17,000
Finished goods	350,122	51,743
	1,383,866	491,527

For the three months ended and the nine months ended May 31, 2021, inventories recognized as an expense amounted to $604,797 and $984,233, respectively (May 31, 2020 - $374,606 and $560,854, respectively).

For the three months ended and the nine months ended May 31, 2021, cost of sales includes depreciation of $41,399 and $160,925, respectively (May 31, 2020 - $43,252 and $125,267, respectively).

6.	Debentures

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited ("Limestone"), a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange (the "Debentures"), for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term (the "Term"). The Debentures are convertible at any time at the option of the Company into common shares of Limestone (“Common Shares”) at a conversion price of $0.36 per Common Share (the “Conversion Price“). If at any time following 120 days from the date of issuance of the Debentures (the “Closing Date“) and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy. For the three months ended and the nine months ended May 31, 2021, the Company recorded $Nil and $Nil respectively in profit and loss for change in the fair value of the Debentures.

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

7.	Right-of-use assets

	Premises	Computer software	Rolling stock	Total
	$	$	$	$
Cost
Balance at August 31, 2019	-	-	-	-
Impact of adoption of IFRS 16	737,066	11,333	12,271	760,670
Additions	-	-	26,428	26,428
Balance at August 31, 2020	737,066	11,333	38,699	787,098
Additions	666,486	-	18,776	685,262
Disposals	-	-	(12,271)	(12,271)
Transfer to intangible assets	-	(11,333)	-	(11,333)
Balance at May 31, 2021	1,403,552	-	45,204	1,448,756
Accumulated depreciation
Balance at August 31, 2019	-	-	-	-
Impact of adoption of IFRS 16	-	453	-	453
Depreciation	117,806	3,778	12,094	133,678
Balance at August 31, 2020	117,806	4,231	12,094	134,131
Depreciation	92,292	1,121	15,577	108,990
Disposal	-	-	(10,040)	(10,040)
Transfer to intangible assets	-	(5,352)	-	(5,352)
Balance at May 31, 2021	210,098	-	17,631	227,729
Net carrying amount
As at August 31, 2020	619,260	7,102	26,605	652,967
As at May 31, 2021	1,193,454	-	27,573	1,221,027

During the nine months period ended May 31, 2021, the Company paid in full the lease liability related with the computer software that was previously included in the right-of-use assets. As a result, the Company transferred the asset to intangible assets at its net book value.

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

8.	Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2019	187,850	25,675	16,764	472,529	-	702,818
Impact of adoption of IFRS 16	-	-	(11,333)	-	-	(11,333)
Additions	-	6,500	3,005	33,643	34,818	77,966
Balance at August 31, 2020	187,850	32,175	8,436	506,172	34,818	769,451
Additions	74,877	-	2,430	72,000	20,196	169,503
Disposals	-	-	-	(30,000)	-	(30,000)
Balance at May 31, 2021	262,727	32,175	10,866	548,172	55,014	908,954
Accumulated depreciation
Balance at August 31, 2019	138,233	17,230	3,192	36,680	-	195,335
Impact of adoption of IFRS 16	-	-	(453)	-	-	(453)
Depreciation	9,923	3,784	1,817	20,980	-	36,504
Balance at August 31, 2020	148,156	21,014	4,556	57,660	-	231,386
Depreciation	5,927	2,327	1,725	59,794	12,732	82,505
Disposals	-	-	-	(30,000)	-	(30,000)
Balance at May 31, 2021	154,083	23,341	6,281	87,454	12,732	283,891
Net carrying amount
As at August 31, 2020	39,694	11,161	3,880	448,512	34,818	538,065
As at May 31, 2021	108,644	8,834	4,585	460,718	42,282	625,063

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

9.	Intangible assets

	Intellectual property	Software	Total
	$	$	$
Cost
Balance at August 31, 2020	-	-	-
Transfer from right-of-use assets	-	5,981	5,981
Additions	1,035,070	82,853	1,117,923
Balance at May 31, 2021	1,035,070	88,834	1,123,904
Accumulated depreciation
Balance at August 31, 2020	-	-	-
Depreciation	29,492	4,254	33,746
Balance at May 31, 2021	29,492	4,254	33,746
Net carrying amount
As at August 31, 2020	-	-	-
As at May 31, 2021	1,005,578	84,580	1,090,158

On February 16, 2021, the Company acquired intellectual property in exchange for cash consideration of EUR 300,000 ($461,134) and the issuance of 30,000 shares of the Company (note 15) at a price of U.S. $15.07 (approximately $19.13) for total consideration of $1,035,070.

During the nine months period ended May 31, 2021, the Company paid in full the lease liability related with the computer software that was previously included in the right-of-use assets. As a result, the Company transferred the asset to intangible assets at its net book value.

10.	Credit facility

The Company has an authorized line of credit of $250,000 and a non-revolving lease facility of $100,000, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory.

11.	Trade payable

	As at May 31, 2021	As at August 31, 2020
	$	$
Trade payable	390,575	590,495
Government remittances	43,519	7,706
Salaries and vacation payable	200,603	41,636
	634,697	639,837

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

12.	Contract liabilities

	As at May 31, 2021	As at August 31, 2020
	$	$
Opening balance	20,443	180,072
Payments received in advance	482,003	516,820
Payments reimbursed	(37,842)	-
Transferred to revenues	(175,976)	(676,449)
Closing balance	288,628	20,443

13.	Lease liabilities

$
Balance at August 31, 2019	-
Impact of adoption of IFRS 16	757,553
Additions	26,424
Repayment	(130,130)
Negative variable lease payments	(26,003)
Interest on lease liabilities	45,144
Balance at August 31, 2020	672,988
Additions	685,262
Repayment	(134,792)
Interest on lease liabilities	31,091
Lease termination	(2,231)
Balance at May 31, 2021	1,252,318
Current	216,738
Non-current	1,035,580

The lease liabilities have a weighted average interest rate of 4.4% (2020 – 5.4%).

The undiscounted minimum annual payments of the Company’s leases are approximately as follows:

$
Less than one year	266,545
One year to five years	1,131,655
1,398,200

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

14.	Related party transactions

Company controlled by the majority shareholder
California Electric Boat Company Inc.

Companies related through common ownership
Electric Boat Rental Ltd. (note 22)
7858078 Canada Inc
Hurricane Corporate Services Ltd.

Company jointly controlled by the majority shareholder
9335-1427 Quebec Inc.

Ultimate founder shareholders and their individually controlled entities
Alexandre Mongeon
Patrick Bobby
Robert Ghetti
Immobilier R. Ghetti Inc.
Société de Placement Robert Ghetti Inc.

Founder shareholders
Gestion Toyma Inc.
Entreprises Claude Beaulac Inc. (former shareholder)
Gestion Moka Inc. (former shareholder)

The following table summarizes the Company’s related party transactions for the year:

	Three months ended		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
	$	$	$	$
Revenues
Sale of boats
Electric Boat Rental Ltd.	41,000	19,750	84,000	19,750
Sales of parts and boat maintenance
Electric Boat Rental Ltd.	7,500	6,000	36,500	72,077
Expenses
Cost of sales
Electric Boat Rental Ltd.	-	1,250	17,000	1,250
9335-1427 Quebec Inc.	75,000	-	75,000	-
Travel and entertainment
Electric Boat Rental Ltd.	12,000	-	12,000	-
Advertising and promotion
Electric Boat Rental Ltd.	-	2,500	-	2,500

The Company leases its Boisbriand premises from California Electric Boat Company Inc. (note 7).

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

14.	Related party transactions (cont’d)

At the end of the period, the amounts due to and from related parties are as follows:

	As at May 31, 2021	As at August 31, 2020
	$	$
Share subscription receivable from shareholders or indirect shareholders
9335-1427 Quebec Inc.	25,000	-
Alexandre Mongeon	14,200	-
	39,200	-
Due to shareholders and included in salaries and vacation payable
Alexandre Mongeon	18,060	3,000
Patrick Bobby	18,060	2,400
Robert Ghetti	16,533	-
Hurricane Corporate Services Ltd.	11,485	-
	64,138	-
Current advances from shareholders or indirect shareholders
9335-1427 Quebec Inc.	-	104,931
Alexandre Mongeon	-	141,972
Patrick Bobby	-	139,473
Robert Ghetti	-	64,750
Immobilier R. Ghetti Inc.	-	16,487
Société de Placement Robert Ghetti Inc.	-	279,376
Gestion Toyma Inc.	-	151,500
	-	898,489

Advances to and from related parties are non-interest bearing and have no specified terms of repayment. On December 22, 2020, the holders of the advances from shareholders and indirect shareholders and the Company agreed that the advances shall be converted to Voting Common Shares of the Company at a conversion price equal to the Voting Common Share offering price in the Initial Public Offering (note 15).

15.	Capital stock

Authorized –
Voting Common Shares, voting and participating

	As at May 31, 2021	As at August 31, 2020
	$	$
Issued -
8,040,338 (August 31, 2020 – 4,585,001) Voting Common Shares	39,360,750	2,497,813

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

15.	Capital stock (cont’d)

Subscription and issuance of Class A common shares, share exchange and share consolidation

On September 3, 2020, the Board of Directors authorized the consolidation of all the issued and outstanding Voting Common Shares on the basis on 1 post -consolidation Voting Common Shares for every 3.7 pre-consolidation Voting Common Shares. The impact of this adjustment has been reflected in the Company’s share capital and loss per share for all periods presented.

Subscription and issuance of Voting Common Shares

On January 20, 2020, the Board of Directors authorized the issuance of 76,577 Voting Common Shares for total consideration of $212,500.

On March 4, 2020, the Board of Directors authorized the issuance of 36,036 Voting Common Shares for total consideration of $100,000.

On March 5, 2020, the Board of Directors authorized the issuance of 86,486 Voting Common Shares, for total consideration of $320,000.

On April 10, 2020, the Board of Directors authorized the issuance of 540,540 Voting Common Shares to a third party in exchange for marketing services to be provided at a later date. Subsequently, on July 6, 2020, the contract and the related shares were cancelled, and no services were provided to the Company.

On April 10, 2020, the Board of Directors authorized the issuance of 31,982 Voting Common Shares, for services provided to the Company. The services were valued at $118,333 of which $91,800 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $26,533 is included in professional fees.

In July 2020, the Board of Directors authorized the issuance of 357,973 Voting Common Shares, for total consideration of $1,324,500.

In addition, the Board of Directors authorized the issuance of 39,189 Voting Common Shares in connection with transaction costs amounting to $145,000 directly attributable to the issuance of Voting Common Shares.

The Company signed an agreement with the Chief Financial Officer (“CFO”) of the Company to grant a company controlled by the CFO Voting Common Shares in exchange for services rendered by the CFO. The CFO will receive 41,178 Voting Common Shares of the Company for every $500,000 tranche of qualified equity financing in which he directly assisted to raise up to a maximum of 205,795 Voting Common Shares if $2,500,000 is raised.

In July 2020, the Board of Directors authorized the issuance of 205,795 Voting Common Shares to a company controlled by the CFO of the Company in connection with the share-based compensation agreement. The Company has recorded a share-based payments expense in the amount of $572,110 as a result of the issuance of the Voting Common Shares.

In August 2020, the Board of Directors authorized the issuance of 6,757 Voting Common Shares for total consideration of $25,000.

On September 2, 2020, the Board of Directors authorized the issuance of 547,297 Voting Common shares, for a total consideration of $2,025,000.

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

15.	Capital stock (cont’d) Subscription and issuance of Voting Common Shares (cont’d)

On September 18, 2020, the Board of Directors authorized the issuance of 45,351 Voting Common Shares, for services provided to the Company. The services were valued at $167,799 of which $58,730 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $109,069 is included in professional fees.

On November 27, 2020, the Company completed its initial public offering (the “Offering”) of an aggregate of 2,760,000 common shares of the Company at a price of U.S.$10.00 ($13.22) per share for proceeds of U.S.$25,287,624 ($33,430,239) net of a U.S.$1,932,000 ($2,554,104) cash commission paid to the underwriter and professional fees in connection with the Offering amounting to U.S.$380,376 ($502,857). Also netted against the proceeds from the Offering are professional fees amounting to $271,726 that were previously recorded in prepaid expenses.

On December 22, 2020, the Board of Directors authorized the issuance of 69,650 Voting Common Shares, being the conversion of the advances from related parties of $898,489 (note 14).

On December 22, 2020 the Board of Directors authorized the issuance of 3,039 Voting Common Shares for a total consideration of $39,200 which remains receivable on May 31, 2021 and is presented in the advances to related parties (note 14).

On February 16, 2021, the Company issued 30,000 Voting Common Shares at a price of U.S. $15.07 (approximately $19.13) as part of the consideration paid for the acquisition of intangible assets (note 9).

16.	Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted a total of 1,657,026 stock options at exercise prices varying between $2.78 and $16.53 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from their respective grant dates.

For each grant, the Company recognizes share-based payments expense over the vesting period of the options based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three months period and the nine months period ended May 31, 2021 amount to $1,778,171 and $5,179,701, respectively (May 31, 2020 – $105,142 and $105,142 respectively). The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

16.	Share-based payments (cont’d)

Stock options (cont’d)

Grant date	Exercise price $	Market price $	Expected volatility %	Risk-free interest rate %	Expected life (years)
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.53	13.22	101	0.5	5
February 23, 2021	15.76	15.24	103	0.7	5
May 14, 2021	8.99	9.06	105	0.9	5

The following tables summarize information regarding the option grants outstanding as at May 31, 2021:

	Number of options	Weighted average exercise price $
Balance as at August 31, 2019	-	-
Granted	516,216	3.41
Balance as at August 31, 2020	516,216	3.41
Granted	1,140,810	12.98
Forfeited	(5,405)	3.70
Balance as at May 31, 2021	1,651,621	9.83

Exercise price $	Number of options outstanding	Weighted average grant date fair value $	Weighted average remaining contractual life (years)	Exercisable options
2.78	162,162	2.59	4.00	162,162
3.70	348,649	2.42	4.00	309,121
3.70	10,810	2.69	4.25	5,405
16.53	440,000	11.64	9.25	220,000
15.76	190,000	11.45	4.75	-
8.99	500,000	8.22	5.00	41,667

17.	Revenues

	Three months ended		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
	$	$	$	$
Sale of boats	747,831	800,298	1,161,043	1,153,446
Sales of parts and boat maintenance	22,939	52,951	69,677	135,996
Other	-	353	3,772	353
	770,770	853,602	1,234,492	1,289,795

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

18.	Remuneration of directors and key management of the Company

	Three months ended		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
	$	$	$	$
Wages	357,000	50,000	809,000	159,000
Share-based payments – Stock options	1,404,000	-	4,537,000	-
	1,761,000	50,000	5,346,000	159,000

19.	Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

Grant date	Exercise price $	Number of warrants outstanding	Weighted average remaining contractual life (years)
November 23, 2020	16.53	151,800	4.50

20.	Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the ‘fair value hierarchy’):

-	Level 1: Quoted prices in active markets for identical items (unadjusted);

-	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

-	Level 3: Unobservable inputs (i.e., not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to related parties, trade and other payables and advances from related parties are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Vision Marine Technologies Inc.
Condensed Interim Statements of Financial Position
(Unaudited)

21.	Additional cash flows information

Financing and investing activities not involving cash:	Nine months ended May 31, 2021 $	Nine months ended May 31, 2020 $
Advances from related parties converted to shares	898,489	-
Unpaid share subscription	39,200
Right-of-use assets transferred to intangibles, net of accumulated depreciation	5,981	-
Additions to right-of-use assets	685,262	26,428
Lease termination	2,231
Shares issued as consideration for the acquisition of intangible assets (note 9)	573,936	-
Transaction costs for share issuance transferred from prepaids	213,019	-

22.	The novel coronavirus (“COVID-19”) global pandemic continues throughout the world. This pandemic has caused supply-chain issues for the Company and as a result the Company has not been able to realize on orders received in a timely manner. The full extent of the impact of COVID-19 on the Company’s business, operations and financial results will depend on evolving factors that the Company cannot accurately predict.

23.	Subsequent events

On June 3, 2021, the Company acquired all of the outstanding shares of Electric Boat Rental Ltd. (“EBR”), an electric boat rental operation located in Newport beach, California, with a fleet of over 20 ships. All boats operated by EBR are supplied by the Company. Before the acquisition, the Company and EBR were related through common ownership.

EBR was acquired for cash consideration of U.S.$4,000,000 ($4,846,163) and equity consideration of U.S.$2,000,000 ($2,423,081) representing 284,495 shares at U.S.$7.03 (approximately $8.52) per share.